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                                                                    EXHIBIT 99.5


                                          PRESS CONTACTS:

                                          Jeff Ignaszak
                                          GE Power Systems
                                          Phone (770) 859-7650
                                          jeffrey.ignaszak@ps.ge.com

                                          Ellen Klee
                                          GE Energy Management Services
                                          Phone (770) 859-7384
                                          ellen.klee@ps.ge.com

                                          David DiMatteo
                                          ING Barings Limited
                                          Phone 44-207-767-1000
                                          david.dimatteo@ing-barings.com

                      GE CASH OFFER FOR SMALLWORLDWIDE PLC
                     DECLARED UNCONDITIONAL IN ALL RESPECTS

      October 3, 2000 - Atlanta, GA and London, UK - General Electric Company ("GE") announced today that the initial offer period of its tender offer (being made by its wholly owned subsidiary, GE Power Systems Equities, Inc.) to purchase all of the outstanding ordinary shares and American depositary shares representing ordinary shares (collectively, "shares") of Smallworldwide plc ("Smallworld") (Nasdaq: SWLDY) expired at 9:30 a.m., New York City time and 2:30 p.m., London time, on October 2, 2000. The 90% minimum tender condition has been satisfied and the tender offer has been declared unconditional in all respects. The subsequent offer period commences today, October 3, 2000, and will expire at 9:30 a.m., New York City time and 2:30 p.m. London time, on Tuesday, October 31, 2000, unless otherwise extended. Remaining outstanding shares tendered during the subsequent offer period may not be withdrawn, and shares properly tendered during the subsequent offer period will be immediately accepted and paid for promptly.

      As of 9:30 a.m., New York City time and 2:30 p.m., London time, on October 2, 2000, 7,809,753 shares had been tendered pursuant to the offer and not withdrawn (including shares tendered through notice of guaranteed delivery), which constitutes approximately 98% of the total number of Smallworld's outstanding shares. These shares include shares tendered by certain of Smallworld's officers and directors who, prior to the commencement of the offer, had irrevocably committed to tender or procure the tender of an aggregate of 1,113,700 shares (or approximately 14% of the outstanding shares). Payment for accepted shares will be made promptly.

      Except as disclosed herein, neither GE nor any persons acting in concert with GE owned any shares, or rights over shares, of Smallworld on August 23, 2000 (the last business day prior to the commencement of the initial offer period) nor have they acquired or agreed to acquire any shares, or rights over shares, of Smallworld during the initial offer period.

      It is intended that appropriate proposals will be made promptly to Smallworld's optionholders.


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      ING Barings Limited, which is regulated in the United Kingdom by The
Securities and Futures Authority Limited, is acting for GE and GE Power Systems Equities, Inc. and no one else in connection with the offer and will not be responsible to anyone other than GE and GE Power Systems Equities, Inc. for providing the protections afforded to customers of ING Barings Limited or for giving advice in relation to the offer.

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